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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Royal Jordanian Airlines sign Pool Program agreement for E2 fleet support

The company will provide support for the recently acquired E190-E2 and E195-E2 jets

Amsterdam, October 17, 2023 - Embraer has signed a multi-year contract with Royal Jordanian Airlines to support a total fleet of eight E190-E2 and E-195-E2 jets with the Pool Program. The agreement will provide support for a wide range of repairable components for the jets that will be added to Royal Jordanian’s fleet. Currently, Embraer’s Pool Program supports more than 60 airlines worldwide.

“Royal Jordanian has for many years enjoyed a fruitful relationship with Embraer with our currently operating Embraer fleet. For the new generation E2 jets, we have been working with Embraer on all the supporting functions that go into having a smooth entry into service targeted by the end of this year. Therefore, we see that the pool program agreement that we signed with Embraer as a natural fit that provides a cost effective and practical parts solution, accompanied with Embraer’s expertise and support,” said Royal Jordanian Vice Chairman/ CEO Samer Majali.

“We are honored to celebrate this agreement with Royal Jordanian to support their E2 fleet. The Pool Program will support a smooth Entry Into Service of RJ’s fleet helping them reducing costs in repair and inventory supported by Embraer’s global footprint. We have a long relationship with the company, and we are excited for this new chapter starting with the E2 family” said Carlos Naufel, President and CEO, Embraer Services & Support.

Embraer provides support to airlines worldwide, with its technical expertise and its vast component services network. The results are significant savings in repair and inventory carrying costs and a reduction in warehousing space and resources required for repair management, while ultimately providing guaranteed performance levels. Embraer Services & Support’s portfolio offers a wide range of competitive solutions designed for each customer to support the growing fleet of Embraer aircraft worldwide and deliver the best after-sales experience in the global aerospace industry.

Images: https://embraer.imagerelay.com/share/c6a96daa47ea43d9ad8661b5a7311d76

About RJ

As the Levant region’s leading carrier, Royal Jordanian Airlines vision is to be the airline of choice connecting Jordan and the Levant with the world. RJ was established in 1963 as the official national airline carrier of the Hashemite Kingdom of Jordan, and for the last 60 years, has been an ambassador of goodwill and friendship for the Kingdom, facilitating tourism and trade and providing people across the globe with an introduction to Jordan’s renowned hospitality and warmth.

From its hub at Queen Alia International Airport, RJ operates a modern fleet of aircraft that flies to destinations worldwide, via an ever-expanding route network that connects Amman to Europe, the Middle East, North Africa, North America, and Asia. As a member of the oneworld Alliance, RJ and its 12 international airline partners provide a combined travel network that reaches more than 900 airports in 170 territories.

RJ customers can book their flights and manage their trips via RJ sales offices around the world, as well as through the airline’s global network of official RJ travel agents. RJ’s call center is available to support passengers 24/7, at +962 6 510 0000. Customers can also find information and support around the clock via the RJ website, www.rj.com, and through the airline’s dedicated mobile application.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe. Embraer’s APAC headquarters is in Singapore, and its China headquarters is in Beijing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations